CUSIP No. 09523Q 101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Blue Apron Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09523Q 101

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09523Q 101

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Matthew B. Salzberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power* 27,666,269

	6.	Shared Voting Power* 18,759

	7.	Sole Dispositive Power* 47,410,360

	8.	Shared Dispositive Power* 18,759

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 47,429,119

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)* 55.7%

12.	Type of Reporting Person (See Instructions) IN

*                 See Item 4 below.

CUSIP No. 09523Q 101

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power* 19,744,091

	6.	Shared Voting Power* 0

	7.	Sole Dispositive Power* 19,744,091

	8.	Shared Dispositive Power* 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 19,744,091

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)* 34.4%

12.	Type of Reporting Person (See Instructions) OO

*                 See Item 4 below.

CUSIP No. 09523Q 101

Item 1.
	(a)	Name of Issuer Blue Apron Holdings, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 40 West 23rd Street New York, NY 10010

Item 2.
	(a)	Name of Person(s) Filing Matthew B. Salzberg Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement
	(b)	Address of Principal Business Office or, if none, Residence c/o Blue Apron Holdings, Inc. 40 West 23rd Street New York, NY 10010
	(c)	Citizenship Matthew B. Salzberg — United States of America Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement — New York
	(d)	Title of Class of Securities Class A Common Stock, $0.0001 per share
	(e)	CUSIP Number 09523Q 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

CUSIP No. 09523Q 101

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)                                 Amount beneficially owned:

Reporting Person	Number of Shares
Matthew B. Salzberg	47,429,119
Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement	19,744,091

(b)                                 Percent of class:

Reporting Person	Percent of Class(1)
Matthew B. Salzberg	55.7	%(2)
Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement	34.4	%(3)

(c)                                  Number of shares as to which the Reporting Person has:

(i)                                     Sole power to vote or direct the vote:

Reporting Person	Number of Shares
Matthew B. Salzberg	27,666,269	(4)
Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement(5)	19,744,091

(ii)                                  Shared power to vote or direct the vote:

Reporting Person	Number of Shares
Matthew B. Salzberg	18,759	(6)
Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement(5)	0

(iii)                               Sole power to dispose or direct the disposition of:

Reporting Person	Number of Shares
Matthew B. Salzberg	47,410,360	(7)
Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement(5)	19,744,091

(iv)                              Shared power to dispose or direct the disposition of:

Reporting Person	Number of Shares
Matthew B. Salzberg	18,759	(6)
Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement(5)	0

(1)                                 Based upon outstanding share information provided to the Reporting Persons by the Issuer as of December 31, 2017 (37,657,649 shares of Class A Common Stock outstanding).  Each share of Class B Common Stock is convertible into Class A Common Stock on a 1-for-1 basis upon certain transfers of such shares and at the holder’s election.

(2)                                 Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Item 4(a) by (b) the sum of (i) 37,657,649 shares of Class A Common Stock outstanding as of December 31, 2017, as reported by the Issuer to the Reporting Person, and (ii) 47,429,091 shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 09523Q 101

(3)                                 Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person as set forth in Item 4(a) by (b) the sum of (i) 37,657,649 shares of Class A Common Stock outstanding as of December 31, 2017, as reported by the Issuer to the Reporting Person, and (ii) 19,744,091 shares of Class B Common Stock beneficially owned by the Reporting Person. The aggregate number of shares of Class B Common Stock beneficially owned by the Reporting Person as set forth in clauses “(a)” and “(b)” of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

(4)                                 Consists of (a) 25,154,605 shares of Class B Common Stock held of record by Mr. Salzberg, (b) 2,500,000 shares of Class B Common Stock held of record by The Matthew Salzberg Family 2014 Trust, for which Mr. Salzberg serves as a trustee, and (c) 11,664 shares of Class B Common Stock subject to options exercisable within 60 days of December 31, 2017.

(5)                                 Matthew B. Salzberg and his father, Barry Salzberg, are co-trustees of Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement (the “Family Trust”).  Matthew B. Salzberg has investment control over any securities owned by the Family Trust, and Barry Salzberg has voting control over any securities owned by the Family Trust.

(6)                                 Consists of 18,759 shares of Class B Common Stock held of record by Aspiration Growth Opportunities II GP, LLC, with respect to which Matthew B. Salzberg has shared investment and voting power.

(7)                                 Consists of (a) the shares described in footnote 4, and (b) 19,744,091 shares held of record by the Family Trust, for which Matthew B. Salzberg exercises investment control.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 09523Q 101

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2018

/s/ Matthew B. Salzberg
Matthew B. Salzberg

Family Trust Created Under Article V of The Matthew Salzberg 2014 Annuity Trust Agreement

By:	/s/ Matthew B. Salzberg
Name: Matthew B. Salzberg
Title: Trustee